Veracyte, Inc.
7000 Shoreline Court, Suite 250
South San Francisco, California  94080

July 8, 2015

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0409

Attention:	John Reynolds
Hillary Daniels

RE:   Veracyte, Inc.

Registration Statement on Form S-3

File No. 333-205204

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Veracyte, Inc. (the “Company”) hereby requests that the effective date of the above-captioned registration statement on Form S-3 (the “Registration Statement”), be accelerated to 5:00 p.m., Eastern Time, on July 10, 2015, or as soon thereafter as may be practicable.

The Company acknowledges that:

• Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

Very truly yours,

Veracyte, Inc.

By:	/s/ Shelly D. Guyer
Shelly D. Guyer
Chief Financial Officer